

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2025

Ian Jacobs
Chief Executive Officer
Orielle Acquisition Corp.
55 NE 5th Ave., Suite 401
Boca Raton, Florida

> **Re: Orielle Acquisition Corp.**
> **Registration Statement on Form 10-12G**
> **Filed May 14, 2025**
> **File No. 000-56749**

Dear Ian Jacobs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Barrett DiPaolo, Esq.